SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2004

ROBOGROUP T.E.K. LTD.
(Name of Registrant)

Rechov Hamelacha 13, Afeq Industrial Estate, Rosh HaAyin 48091 Israel
(Address of Principal Executive Office)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

             Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

             If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBOGROUP T.E.K. LTD. (Registrant) By: /s/ Haim Schleifer ——————————— Haim Schleifer General Manager

Date: December 13, 2004

Immediate Disclosure

Notice is hereby given that on December 9, 2004, RoboGroup T.E.K. Ltd. (the “Company”) filed an immediate disclosure with the Israeli Securities Authority stating that pursuant to the previously reported private offering to Cornell Capital Partners LP. (“Cornell”), the Company has transferred 94,856 ordinary shares, par value NIS 0.5, to Cornell and 10,540 ordinary shares, par value NIS 0.5, to the escrow company, for its services (“Escrow Company”). The said transfer of shares is according to the agreements between the Company and Cornell and the Escrow Company, as applicable, dated June 22, 2004, under which the Company was obligated to pay Cornell and the Escrow Company commissions in the amounts of 90,000$ and 10,000$, respectively, by cash or in ordinary shares, at the Company’s discretion. The number of shares transferred to Cornell and the Escrow Company was calculated based on price per share of 0.95$ (see details in previous immediate disclosures filed by the Company).
The said transfer of shares was executed out of the Company’s Treasury Stock. As of this date (after the execution of the transfer), the Company holds 388,925 treasury shares.

Sincerely,

RoboGroup T.E.K Ltd

December 12, 2004